Exhibit 99.2
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                      APPRAISAL REPORT BASED ON BOOK VALUE

         ACAL CONSULTORIA E AUDITORIA S/S, a company specialized in evaluations, with headquarters at Avenida Rio Branco, 181 - 18th floor, registered at CRC/RJ under number 1.144, and at the Taxpayer Roll of the Finance Ministry ("CNPJ/MF") under number 28.005.734/0001-82, whose partner and technical responsible is Mr. Cicero Augusto Oliveira de Alencar, after all studies and necessary research, hereby presents the Appraisal Report based on the net worth of TELE NORDESTE CELULAR PARTICIPACOES S.A. ("TND"), a corporation with headquarters at Av. Airton Senna da Silva, 1633 - Jaboatao dos Guararapes, enrolled with the CNPJ/MF under number 25.581.560/0001-18, for purposes of merger of affiliated entities, in connection with corporate restructuring.

This appraisal report is divided in sections, as follows:

o  Objectives;
o  Basis and Methods for Appraisal;
o  Methodology Adopted and Summary of Work Performed; and
o  Conclusion.

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                                  I. OBJECTIVES
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         This Appraisal Report aims at registering the evaluation, at book value, of the net worth of TND, for purposes of corporate restructuring via merger.

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                      II. BASIS AND METHODS FOR APPRAISAL
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         The determination of the value of the shares of a company is subject to a number of variables, as well as to factors that cannot be controlled, and shall always take into account a few subjective aspects. As an example we mention some of the main aspects that affect such determination:

(a) Perspectives of shareholders versus perspectives of potential buyer;

(b) The economic conditions that determined prior results could, in the future, improve or worsen;

(c) Economic and political environment may float and cannot be controlled;

(d) Strategic interests of economic groups or specific programs, such as those relating to privatization; and

(e) The very existence of various appraisal methods that could generate different results.

         Therefore, the determination of the value of titles which represent the capital stock of a company is not precise, contains subjective aspects which depend on the expectations of the owner and on the destination to be given to such titles.

         There are, however, a number of methods used to estimate the values of such titles representing capital stock. Although such methods vary in regards to their applicability, depending on specific factors and circumstances, they may at least indicate a reasonable range of values for the preliminary determination of such value.

2.1. EXAMPLES OF METHODS BASED ON THE VALUE OF NET ASSETS

Net Worth Appraisal

This method is used to determine the fair market value of specific assets, to provide the basis for certain adjustments on the book value (as mentioned above), and as a starting point for the estimation of the liquidation value. Besides, the book value appraisal also furnishes appropriate basis of the business value and is frequently used in negotiations involving companies, provided that the value is adjusted by the applicable depreciation and obsolesces.

Liquidation Value

The liquidation value has been used as basis for the negotiation of prices, and, as such, sets the initial point of interest for both buyers and sellers.

The liquidation value is determined through the estimation of the value of the company's assets, converted in currency in a reasonably short period of time, with deduction of all obligations of the company, as well as the business liquidation cost, including appraisal fees, broker fees, taxes and legal fees.

The liquidation value may be determined either by regular liquidation or by fast and mandatory liquidation of the business. The latter shall result, obviously, in a lower value.

Such criterion, however, would not be appropriate to appraise the shares of companies that are in continuous operations.

2.2. EXAMPLES OF METHODS BASED ON INVESTMENT RETURN

Price/Profit Index

For publicly held corporations the ratio price/profit is known and may easily be used to obtain the estimated value of the shares of a given corporation through the multiplication of the price/profit by the expected aggregate results. The average ratio price/profit for the industry or for several comparable publicly held corporations may be used to attain an indication of the value. Frequently, a premium for the control is added to this estimated value.

An appraisal based on the method price/profit may also be used to estimate the value of a given company. Assuming a profit growth rate estimated by the current shareholders and an investment return desired by the buyer, the latter may determine the amount of profit that could still allow him to reach his return goal. This method allows the buyer to determine the price he is willing to pay, in order to compare it with the one expected by the seller.

Discounted Net Cash Flow

The analysis of the discounted net cash flow can be used to estimate the value of a company, and therefore of its shares, based on the present value of their cash flow estimates. In theory, this method should result in the same amount obtained through the price/profit ratio, since the latter reflects the current perception of what a company will be worth in the future.

In practice, this analysis has been used, in a growing manner, to determine the value of a company because it is based on an estimate of cash flows, encompassing factors such as reduction of costs through synergies, development of products etc., and not on a simple market perception of the future profits of the company. Other factors that affect the share market, and therefore the price/profit index, are also eliminated when the analysis of the discounted cash flow is used.


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           III. METHODOLOGY ADOPTED AND SUMMARY OF THE WORK PERFORMED
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         As already mentioned, there are several methods for determination of the value of a company. To determine the net worth value of TND on the basis date June 30, 2004, we adopted the method of book value appraisal - net book value, since it appears to us to be the most appropriate under the circumstances and for purposes of this appraisal.

         Within the parameters defined for preparation of this appraisal, the determination of the net worth value - book value - of the net worth of TND, for the basis date June 30, 2004 is based, also, on a limited review of the audited accounting statements of the company on that date. Such procedure was conducted in accordance with certain usual practices of auditing and, therefore, includes verification of the accounting records for the specific purpose of determining the value, adjusted to market, of said net worth. These verifications showed that such records and elements were in compliance with all legal formalities, including with respect to generally accepted accounting principles consistently applied by the company, including that the net worth value - book value - did not exceed the market value.

         In view of the above and of the provisions of art. 8 of Law 6404/76, we have verified the books and accounting records that originated the balance sheet, as well as the documents that originated such balance sheet, through samples.

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                                 IV. CONCLUSION
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         After due examination and technical verification conducted by us at the company, and based on the data referred to in this Appraisal Report, we concluded that the value - net book value - of the net worth of TELE NORDESTE CELULAR PARTICIPACOES S.A (TND), on the basis date June 30, 2004, is R$ 955,105 thousand (nine hundred fifty five million one hundred and five thousand reais), as demonstrated in the table below.

Capital Stock                           428,238
Special Reserves                        119,171
Profit Reserves                         122,293
Accumulated Profits                     211,878
Result of the fiscal year                73,525
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              Book Value Appraisal      995,105  365,777,579,651   0.002611163
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         We declare, for all legal purposes, especially in view of CVM
Instructions 319 and 320/99, not to hold any interest, directly or indirectly, in any of the entities involved in this transaction, or in their operations, and therefore there are no relevant circumstances that may characterize conflict of interests on the issuance of this appraisal report.

         And because this is the expression of our best technical understanding, we sign this Appraisal Report.

Rio de Janeiro, July 12, 2004.


ACAL Consultoria e Auditoria S/S
CRC- RJ 1.144

Cicero Augusto Oliveira de Alencar
Partner
CRC - RJ - 26.938-8 - Accountant